SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                   Under the Securities Exchange Act of 1934
                               (Amendment No. 2)*

                                CVR Energy, Inc.
                                (Name of Issuer)

                         Common Stock, par value $0.01
                         (Title of Class of Securities)

                                   12662P108
                                 (CUSIP Number)

                             Keith Schaitkin, Esq.
                                Icahn Capital LP
                          767 Fifth Avenue, 47th Floor
                            New York, New York 10153
                                 (212) 702-4300
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                               February 13, 2012
            (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Section 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box / /.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D

Item 1. Security and Issuer

     The Schedule 13D filed with the Securities and Exchange Commission on January 13, 2012 (the "Initial 13D"), by the Reporting Persons with respect to the shares of Common Stock, par value $0.01 (the "Shares"), issued by CVR
Energy, Inc. (the "Issuer"), is hereby amended to furnish the additional information set forth herein. All capitalized terms contained herein but not otherwise defined shall have the meanings ascribed to such terms in the Initial 13D.

Item 4. Purpose of Transaction

     Item  4  of  the  Initial  13D  is  hereby amended by adding the following:

     On February 13, 2012, Carl C. Icahn and other representatives of the Reporting Persons spoke with Jack Lipinski, the Chairman, Chief Executive Officer, and President of the Issuer, and discussed the initiatives announced on February 13th by the Issuer. The Reporting Persons stated that they believed that shareholders would be better served if the Issuer commenced a process to put itself up for sale, rather than pursue the limited initiatives announced by the Issuer.

     The Reporting Persons believe that the Issuer's stock price does not reflect current high crack spreads. The Issuer is a small company with only two refineries. As a result, shareholders face an unfavorable risk reward ratio since they bear not only the risk of a decline in crack spreads, but also the risk of production interruptions which would reduce the upside from high crack spreads. The Reporting Persons expressed their belief that there are three or four possible acquirers that could benefit greatly from the synergies that could be realized from a combination with the Issuer and that are better positioned to hedge currently high crack spreads. Mr. Lipinski stated that he would take the Reporting Persons' suggestions under advisement and discuss them with his board of directors and advisors.

     The Reporting Persons believe the shareholders, the true owners of companies with the most to lose or gain, should decide whether or not the companies should be sold, and at what price - not management or its advisors. The Reporting Persons stated that while certainly the opinions of management and its advisors should be made known, the ultimate decision should be left in the hands of the stockholders/owners.

     The Reporting Persons also noted that the deadline for delivering notice to the Issuer regarding the intention to make proposals, including to nominate individuals for election as directors, at the 2012 annual meeting of shareholders of the Issuer is this Friday, and that the Reporting Persons were currently contemplating whether to deliver such a notice.

                                   SIGNATURE

     After reasonable inquiry and to the best of each of the undersigned knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  February  14,  2012

ICAHN  PARTNERS  MASTER  FUND  LP
ICAHN  PARTNERS  MASTER  FUND  II  LP
ICAHN  PARTNERS  MASTER  FUND  III  LP
ICAHN  OFFSHORE  LP
ICAHN  PARTNERS  LP
ICAHN  ONSHORE  LP
BECKTON  CORP.
BARBERRY  CORP.
HOPPER  INVESTMENTS  LLC
     By:  Barberry  Corp.,  its  sole  member
HIGH  RIVER  LIMITED  PARTNERSHIP
     By:  Hopper  Investments  LLC,  its  general  partner
By:  Barberry  Corp.,  its  sole  member

     By:  /s/  Edward  E.  Mattner
          ------------------------
          Name:  Edward  E.  Mattner
          Title:  Authorized  Signatory

ICAHN  CAPITAL  LP
     By:  IPH  GP  LLC,  its  general  partner
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By:  Icahn  Enterprises  G.P.  Inc.,  its  general  partner
IPH  GP  LLC
     By:  Icahn  Enterprises  Holdings  L.P.,  its  sole  member
By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES HOLDINGS L.P.
     By: Icahn Enterprises G.P. Inc., its general partner ICAHN ENTERPRISES G.P. INC.

By:  /s/  Dominick  Ragone
     ---------------------
     Name:  Dominick  Ragone
     Title:  Chief  Financial  Officer


/s/  Carl  C.  Icahn
--------------------
CARL  C.  ICAHN





     [Signature Page of Amendment No. 2 to Schedule 13D - CVR Energy, Inc.]